QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

June 21, 2013

Dear Stockholder:

        You are cordially invited to attend the 2013 Annual Meeting of Stockholders of Danaos Corporation, which will be held on Friday, July 26, 2013 at 10:00 a.m. Greek local time at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The following Notice of 2013 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

        Whether or not you are able to attend the 2013 Annual Meeting in person, it is important that your shares be represented. You can vote your shares by using the Internet, by telephone, or by signing and returning the enclosed proxy card or voting instruction form as soon as possible in the envelope provided. Instructions on each of these voting methods are outlined in the enclosed Proxy Statement. Even if you plan to attend the meeting, we urge you to vote as promptly as possible. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction card does not affect your right to vote in person, should you decide to attend the 2013 Annual Meeting. We look forward to seeing you.

Sincerely,

Dr. John Coustas Chairman, President and Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON FRIDAY, JULY 26, 2013

        The notice of annual meeting of stockholders, proxy statement, proxy card and our 2012 Annual Report to Stockholders, as well as our Annual Report on Form 20-F, are available at www.danaos.agmdocuments.com.

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2013 ANNUAL MEETING AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET, BY TELEPHONE OR BY COMPLETING, SIGNING, DATING AND RETURNING YOUR PROXY CARD OR VOTING INSTRUCTION FORM. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING PRIOR TO THE MEETING BY ONE OF THE AFOREMENTIONED METHODS WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2013 ANNUAL MEETING.

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, JULY 26, 2013

        NOTICE IS HEREBY GIVEN that the 2013 Annual Meeting of Stockholders of Danaos Corporation, a Marshall Islands corporation, will be held at 10:00 a.m. Greek local time, on Friday, July 26, 2013 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece for the following purposes:

  1.
  To elect one director to hold office until the annual meeting of stockholders in 2016 and until such director's successor has been duly elected and qualified;

  2.
  To ratify the appointment of our independent auditors; and

  3.
  To transact such other business as may properly come before the 2013 Annual Meeting and any adjournments or postponements thereof.

        During the 2013 Annual Meeting, management also will discuss our financial results for the year ended December 31, 2012. Copies of our audited consolidated financial statements are contained in our 2012 Annual Report to Stockholders, which is available on our website at www.danaos.com under the "Investor Relations" section or www.danaos.agmdocuments.com. We have elected to make our 2012 Annual Report to Stockholders available on our website, rather than enclosing a copy, in order to reduce the environmental impact associated with its printing.

        Only holders of record of our common stock, par value $0.01 per share, at the close of business on June 10, 2013 will be entitled to receive notice of, and to vote at, the 2013 Annual Meeting and at any adjournments or postponements thereof.

        You are cordially invited to attend the 2013 Annual Meeting. Whether or not you expect to attend the 2013 Annual Meeting in person, please vote your shares by using the Internet, by telephone, or by completing and returning by mail, in the envelope provided, the enclosed proxy card or voting instruction form, which is being solicited on behalf of our Board of Directors. The proxy card or voting instruction form shows the form in which your shares of common stock are registered. Your signature must be in the same form. Voting your shares by using the Internet, by telephone, or by returning the proxy card or voting instruction form does not affect your right to vote in person, should you decide to attend the 2013 Annual Meeting. We look forward to seeing you.

By Order of the Board of Directors
Evangelos Chatzis Secretary Piraeus, Greece June 21, 2013

DANAOS CORPORATION
c/o Danaos Shipping Co. Ltd.
14 Akti Kondyli
185 45 Piraeus
Greece

PROXY STATEMENT FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON FRIDAY, JULY 26, 2013

        This Proxy Statement is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors of Danaos Corporation, a Marshall Islands corporation, for use at the 2013 Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Greek local time, on Friday, July 26, 2013 at the offices of our manager, Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece and at any adjournments or postponements thereof.

        This Proxy Statement and the accompanying materials are first being sent and made available to our stockholders on or about June 21, 2013. If you would like to receive, at no cost, a printed copy of our 2012 Annual Report to Stockholders, please contact our Chief Financial Officer and Secretary, Evangelos Chatzis, by telephone at +30 210 419 6480 or by writing to his attention at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

VOTING METHODS

Internet Voting

        Stockholders of record and street name holders may vote on the Internet by accessing the website address indicated on the enclosed proxy card or voting instruction form, respectively.

Telephone Voting

        Stockholders of record may vote by calling the applicable telephone numbers indicated on the enclosed proxy card from any touch-tone telephone. Please follow the voice prompts.

        If you are a street name holder, and you requested to receive printed proxy materials, you may vote by telephone if your bank or broker makes that method available to you in the voting instruction form enclosed with the proxy materials that your bank or broker sends you.

Vote by Mail

        You may also vote by completing the enclosed proxy card or voting instruction form and returning it in the envelope provided. If you voted by Internet or telephone, you do not need to return your proxy card or voting instruction form.

Shareholders of Record and Beneficial Owners

        If your shares are registered directly in your name on the books of the Company maintained with the Company's transfer agent, American Stock Transfer & Trust Company, you are considered the "stockholder of record" of those shares and the Notice and Proxy Statement will be mailed to you.

        If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the "beneficial owner" of shares held in street name (also called a "street name" holder) and the Notice and Proxy Statement is being forwarded to you by your broker, bank or nominee. As a beneficial owner, you have the right to direct your broker, bank or other nominee how to vote and are also invited to attend the 2013 Annual Meeting. However, since you are not a stockholder of record, you may not vote these shares in person at the 2013 Annual Meeting unless you bring with you a legal proxy from the stockholder of record. A legal proxy may be obtained from your broker, bank or other nominee.

VOTING OF PROXY, REVOCATION

        A proxy that is properly executed, whether on the Internet, by telephone or by mail in the accompanying form and not subsequently revoked will be voted in accordance with instructions contained therein. If no instructions are given with respect to the matters to be acted upon, proxies will be voted as follows: (i) for the election of the nominee for director described herein, (ii) for the ratification of the appointment of our independent auditors, and (iii) otherwise in accordance with the best judgment of the person or persons voting the proxy on any other matter properly brought before the 2013 Annual Meeting or any adjournments or postponements thereof. Any stockholder who signs and returns the proxy may revoke it at any time before it is exercised by (i) delivering written notice to our Secretary of its revocation, (ii) executing and delivering to our Secretary a later dated proxy by using the Internet, by telephone or by mail or (iii) appearing in person at the 2013 Annual Meeting and expressing a desire to vote his, her or its shares in person. You may not revoke a proxy merely by attending the 2013 Annual Meeting. To revoke a proxy, you must take one of the actions described above.

EXPENSES OF SOLICITATION

        The expenses of the preparation of proxy materials and the solicitation of proxies for the 2013 Annual Meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited in person, by telephone, telecopy, electronically or other means, or by our directors, officers and regular employees who will not receive additional compensation for such solicitations. If you choose to vote on the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. Although there is no formal agreement to do so, we will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding the proxy soliciting materials to the beneficial owners of our common stock.

VOTING SECURITIES

        Holders of our common stock as of the close of business on June 10, 2013 will be entitled to notice of, and to vote at, the 2013 Annual Meeting or any adjournments or postponements thereof. On that date there were 109,653,363 shares of our common stock outstanding, the holders of which are entitled to one vote for each share registered in their names with respect to each matter to be voted on at the 2013 Annual Meeting. The presence in person or by proxy of stockholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the 2013 Annual Meeting (regardless of whether the proxy has authority to vote on all matters) will constitute a quorum at the 2013 Annual Meeting. If the 2013 Annual Meeting is adjourned for lack of quorum on two successive occasions, at the next and any subsequent adjournment of the 2013 Annual Meeting there must be present either in person or by proxy stockholders of record holding at least 40% of our common stock entitled to vote at the 2013 Annual Meeting in order to constitute a quorum.

        Assuming that a quorum is present at the 2013 Annual Meeting, directors will be elected by a plurality of votes cast. There is no provision for cumulative voting. Approval of other items at the 2013 Annual Meeting will require the affirmative vote of a majority of the votes cast. Abstentions and broker non-votes will not affect the election of directors or the outcome of the vote on other proposals.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of June 10, 2013 held by:

  •
  Each person or entity that we know beneficially owns 5% or more of our common stock;

  •
  Each of our executive officers and directors; and

  •
  All our executive officers and directors as a group.

        Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 10, 2013 are considered as beneficially owned by the person holding those options, warrants or rights. Each stockholder is entitled to one vote for each share held. The applicable percentage of ownership of each stockholder is based on 109,653,363 shares of common stock outstanding. Information for certain holders is based on their latest filings with the SEC or information delivered to us. Unless otherwise noted, the address of each of the executive officers and directors identified in the table and accompanying footnotes is in care of our principal executive offices.

Identity of Person or Group	Number of Shares of Common Stock Owned	Percentage of Common Stock
Executive Officers and Directors:
John Coustas(1) Chairman, President and Chief Executive Officer	67,828,140	61.9%
Iraklis Prokopakis Director, Senior Vice President and Chief Operating Officer	316,384	*
Evangelos Chatzis Chief Financial Officer and Secretary	125,000	*
Dimitris Vastarouchas Deputy Chief Operating Officer	89,931	*
George Economou(2) Director	11,471,621	10.5%
Andrew B. Fogarty Director	114,886	*
Myles R. Itkin Director	—	—
Miklós Konkoly-Thege Director	69,966	*
Robert A. Mundell Director	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(3)	67,828,140	61.9%
Sphinx Investments Corp.(2)	11,471,621	10.5%
Avignon International Corporation(4)	8,108,109	7.4%
All executive officers and directors as a group (9 persons)	79,925,997	72.9%

*
Less than 1%.

(1)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own the shares of common stock owned by Danaos Investments Limited as Trustee of the 883 Trust.

(2)
According to a Schedule 13D filed with the SEC on August 18, 2010, Sphinx Investments Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., a Liberian company controlled by George Economou, a member of our Board of Directors. Mr. Economou may therefore be deemed the beneficial owner of the shares held by Sphinx Investments Corp. The address of Sphinx Investments Corp. is c/o Mare Services Limited, 5/1 Merchants Street, Valletta, Malta.

(3)
Includes 67,633,140 shares which, according to a Schedule 13D jointly filed with the SEC on August 16, 2010 by Danaos Investments Limited as Trustee of the 883 Trust and John Coustas, Danaos Investments Limited as Trustee of the 883 Trust owns and has sole voting power and sole dispositive power with respect to all such shares, and 195,000 held by Danaos Investments Limited as Trustee of the 883 Trust which were granted to Dr. Coustas as an equity award in December 2011. The beneficiaries of the trust are Dr. Coustas and members of his family. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust and, accordingly, he may be deemed to beneficially own these shares of common stock.

(4)
According to a Schedule 13G/A filed with the SEC on May 1, 2013, Avignon International Corporation is a Liberian company ultimately controlled by Amalia Koustas, who may therefore be deemed the beneficial owner of the shares held by Avignon International Corporation. Amalia Koustas is the mother of Dr. John Coustas, our President, Chief Executive Officer and Chairman of our Board of Directors. The address of Avignon International Corporation is 80, Broad St., Monrovia, Liberia.

 PROPOSAL ONE—ELECTION OF DIRECTORS

        Our Board currently consists of seven directors. Under our Restated Articles of Incorporation, the directors are divided into three classes, one of which is elected each year, with each director elected holding office for a three-year term and until his respective successor is elected and qualified. We have determined that Messrs. Economou, Fogarty, Itkin, Konkoly-Thege and Mundell are each independent, as none of them have any relationship or have had any transaction with us which the Board believes would compromise their independence.

        Miklós Konkoly-Thege is a Class III director whose term expires this year. He is standing for election as a director at the 2013 Annual Meeting and, if elected, will serve a three-year term expiring at the annual meeting of our stockholders in 2016. He has consented to be named herein and to serve if elected. We do not know of anything that would preclude the nominee from serving if elected. If the nominee becomes unable to stand for election as a director at the 2013 Annual Meeting, an event not anticipated by the Board, the proxy may be voted for a substitute designated by the Board. The identity and a brief biography of each nominee for director and each continuing director is set forth below.

        The Board recommends that stockholders vote "FOR" the election of the following nominee for director.

 NOMINEE FOR ELECTION

Name	Age(1)	Positions	Director Since
Miklós Konkoly-Thege(2)(3)	70	Class III Director—Term to Expire in 2013	2006

DIRECTORS CONTINUING IN OFFICE

Name	Age(1)	Positions	Director Since
Dr. John Coustas	57	President, Chief Executive Officer and Chairman and Class I Director—Term to Expire in 2015	1998
Myles R. Itkin(3)(4)	65	Class I Director—Term to Expire in 2015	2006
Dr. Robert A. Mundell(4)	81	Class I Director—Term to Expire in 2015	2006
Iraklis Prokopakis(2)	62	Senior Vice President, Treasurer and Chief Operating Officer and Class II Director—Term to Expire in 2014	1998
George Economou	60	Class II Director—Term to Expire in 2014	2011
Andrew B. Fogarty(2)(3)	68	Class II Director—Term to Expire in 2014	2006

(1)
As of June 15, 2013.

(2)
Member of Compensation Committee.

(3)
Member of Audit Committee.

(4)
Member of Nominating and Corporate Governance Committee.

Nominees for Election

        The Board has nominated the following individual to serve as a director:

Class III Director—Term to Expire in 2013

Miklós Konkoly-Thege
Director

        Mr. Konkoly-Thege has been a member of our board of directors since October 2006. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS and Stera Hungary Holding KFT. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

        The following directors will continue in office:

Class I Directors—Term to Expire in 2016

Dr. John Coustas
Chairman, President and Chief Executive Officer

        Dr. Coustas is our Chairman, President and Chief Executive Officer, and has been a member of the Board since 1998. Dr. Coustas has over 29 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, the Union of Greek Shipowners, the Cyprus Union of Shipowners and Chairman of HELMEPA (Hellenic Maritime Protection Agency), as well as Deputy Chairman of the Board of Directors of The Swedish Club. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

Myles R. Itkin
Director

        Mr. Itkin has been a member of our board of directors since October 2006. Mr. Itkin was the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. On November 14, 2012, OSG filed voluntary petitions for reorganization for itself and 180 of its subsidiaries under Chapter 11 of Title of the United States Code in the U.S. Bankruptcy Court for the District of Delaware. Mr. Itkin joined the board of directors of the U.K. P&I Club in 2006. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

Dr. Robert A. Mundell
Director

        Dr. Mundell has been a member of our board of directors since October 2006. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since

1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation from 2005 to 2008. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Class II Directors—Term to Expire in 2014

Iraklis Prokopakis
Class II Director, Senior Vice President, Treasurer and Chief Operating Officer

        Mr. Prokopakis is our Senior Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 35 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

George Economou
Class II Director

        Mr. Economou has been a member of our board of directors since August 2010. Mr. Economou has over 34 years of experience in the maritime industry and he has served as Chairman, President and Chief Executive Officer of Dryships Inc. since its incorporation in 2004. He successfully took Dryships Inc. public in February 2005 on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen Dryships' growth into the largest US-listed dry bulk company in fleet size and revenue and the second largest Panamax owner in the world. Mr. Economou is also the the Chairman, President and Chief Executive Officer of Dryships' Nasdaq-listed subsidiary, Ocean Rig UDW Inc., an owner and operator of offshore drilling rigs & drillships. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies and in 1991 he founded Cardiff Marine Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Andrew B. Fogarty
Class II Director

        Mr. Fogarty has been a member of our board of directors since October 2006. Mr. Fogarty has over 28 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, from 1989 Mr. Fogarty held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and as Special Assistant to the Chairman of CSX from 2006 to 2009. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

EXECUTIVE OFFICERS OF THE COMPANY

        Our executive officers are generally elected annually by the Board and serve at the discretion of the Board. Our current executive officers and their respective ages and positions are set forth below. The biographical summaries of Dr. Coustas and Mr. Prokopakis, each of whom serves as a member of the Board, appear above while Messrs. Chatzis' and Vastarouchas' biographical summaries are set forth below.

Name	Age(1)	Positions
Dr. John Coustas	57	President and Chief Executive Officer
Iraklis Prokopakis	62	Senior Vice President, Treasurer and Chief Operating Officer
Evangelos Chatzis	40	Chief Financial Officer and Secretary
Dimitris Vastarouchas	45	Deputy Chief Operating Officer

(1)
As of June 10, 2013.

        The following are our officers who are not directors:

        Evangelos Chatzis is our Chief Financial Officer and Secretary. Mr. Chatzis has been with Danaos Corporation since 2005 and has over 18 years of experience in corporate finance and the shipping industry. During his years with Danaos he has been actively engaged in the company's initial public offering in the United States and has led a variety of projects, the latest being the successfully concluded comprehensive financing plan of the company. Throughout his career he has developed considerable experience in operations, corporate finance, treasury and risk management and international business structuring. Prior to joining Danaos, Evangelos was the Chief Financial Officer of Globe Group of Companies, a public company in Greece engaged in a diverse scope of activities including dry bulk shipping, the textile industry, food production & distribution and real estate. During his years with Globe Group, he was involved in mergers and acquisitions, corporate restructurings and privatizations. He holds a Bachelor of Science degree in Economics from the London School of Economics, a Master's of Science degree in Shipping & Finance from City University Cass Business School, as well as a post-graduate diploma in Shipping Risk Management from IMD Business School.

        Dimitris Vastarouchas is our Deputy Chief Operating Officer. Mr. Vastarouchas has been the Technical Manager of our Manager since 2005 and has over 16 years of experience in the shipping industry. Mr. Vastarouchas initially joined our Manager in 1995 and prior to becoming Technical Manager he was the New Buildings Projects and Site Manager, under which capacity he supervised newbuilding projects in Korea for 4,250, 5,500 and 8,500 TEU containerships. He holds a degree in Naval Architecture & Marine Engineering from the National Technical University of Athens, Certificates & Licenses of expertise in the fields of Aerodynamics (C.I.T.), Welding (CSWIP), Marine Coating (FROSIO) and Insurance (North of England P&I). He is also a qualified auditor by Net Norske Veritas.

CORPORATE GOVERNANCE

        Our business is managed under the direction of the Board, in accordance with the Business Corporations Act of the Republic of The Marshall Islands and our Restated Articles of Incorporation and Amended and Restated Bylaws. Members of the Board are kept informed of our business through: (i) discussions with the Chairman, President and Chief Executive Officer and other members of our management team; (ii) the review of materials provided to directors; and (iii) participation in meetings of the Board and its committees.

Documents Establishing Our Corporate Governance

        The Board and our management have engaged in an ongoing review of our corporate governance practices in order to ensure full compliance with the applicable corporate governance rules of the New York Stock Exchange and the SEC.

        Our corporate charter and bylaws are the foundation of our corporate governance. We have also adopted a number of key documents that further shape our corporate governance, including:

  •
  A Code of Business Conduct and Ethics for all officers and employees;

  •
  A Code of Conduct for the Chief Executive Officer and Senior Financial Officers;

  •
  A Code of Ethics for directors;

  •
  A Nominating and Corporate Governance Committee Charter;

  •
  A Compensation Committee Charter; and

  •
  An Audit Committee Charter.

        These documents and other important information on our corporate governance, including the Board's Corporate Governance Guidelines, are posted on our website, and may be viewed at http://www.danaos.com at "Corporate Profile—Corporate Governance." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has a commitment to sound and effective corporate governance practices. The Board's Corporate Governance Guidelines address a number of important governance issues such as:

  •
  Selection and monitoring of the performance of our senior management;

  •
  Succession planning for our senior management;

  •
  Qualifications for membership on the Board;

  •
  Functioning of the Board, including the requirement for meetings of the independent directors; and

  •
  Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a high standard of corporate governance.

        We are a "foreign private issuer" under SEC rules promulgated under the Securities Act and a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Pursuant to certain exceptions for foreign private issuers and controlled companies, we are not required to comply with certain of the corporate governance practices followed by U.S. and non-controlled companies under the New York Stock Exchange listing standards. We have elected to comply, however, with the New York Stock Exchange corporate governance rules applicable to both U.S. and foreign private issuers that are "controlled companies," other than that, as permitted for foreign private issuers and controlled companies, one member of the compensation committee of our board of directors is a non-independent director and as described below.

        On August 6, 2010, we entered into agreements with several investors, including our largest stockholder, which is controlled by Dr. Coustas, our Chief Executive Officer, and Sphinx Investments Corp., which is affiliated with George Economou, one of our directors, to sell to them 54,054,055 shares of our common stock for an aggregate purchase price of $200 million in cash. The shares were issued at $3.70 per share on August 12, 2010. The equity transaction was a departure from our policy of complying with the New York Stock Exchange shareholder approval requirements, specifically NYSE Rules 312.03(b) and 312.03(c), despite being permitted, as a foreign private issuer, to follow the corporate governance rules of our home country in lieu of these NYSE rules. For this transaction, in consideration of the circumstances described below, we elected to comply with the provisions of the Marshall Islands Business Corporations Act which provide that the Board of Directors approve such share issuances, without the need for stockholder approval, in lieu of the NYSE rules. As noted below, the receipt of $200 million in proceeds from equity issuances, including up to $100 million from affiliates of our Chief Executive Officer and his family, was a condition to the arrangements we reached with our lenders. After evaluating market conditions for a transaction that would satisfy this condition, we perceived that the terms on which the above described equity transaction could be executed were more favorable than those that would be available in a broader offering, which would have had no assurance of successful completion.

Independence of Directors

        The foundation for our corporate governance is the Board's policy that a majority of its members should be independent. The Board believes that Messrs. Economou, Fogarty, Itkin, Konkoly-Thege and Mundell do not have or have not had a material relationship with us either directly or indirectly during 2012 or 2013 that would interfere with the exercise of their independent judgment as our directors.

        The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Corporate Governance Guidelines provide that absent unusual circumstances, a director who satisfies the standards of director independence under the New York Stock Exchange's current listing standards will be deemed to be "independent." In determining whether a director qualifies as independent, consideration is given to the following factors, among others:

  •
  Any facts and circumstances that could reasonably be expected to improperly influence the director's exercise of judgment;

  •
  Whether the director would or would not qualify under other standards relating to independence, including definitions of director independence adopted by other national securities exchanges and standards of independence endorsed by persons and groups addressing corporate governance issues, including institutional investors; and

  •
  Countervailing considerations that tend to show that the director would not face any impairment in fulfilling his or her fiduciary duty of loyalty.

        The Corporate Governance Guidelines require that determinations of director independence be made in accordance with the following procedures: (1) the Board makes its determinations as to director independence annually at the Board meeting preceding the expected release of our proxy statement for the annual meeting of stockholders; (2) the Nominating and Corporate Governance Committee reviews the independence of directors and reports its findings to the Board at that Board meeting; (3) the Nominating and Corporate Governance Committee or the Board may request a written report or documentation collecting and summarizing information relevant to its determination of a director's independence; and (4) if required by the listing criteria of the New York Stock Exchange, the Board will issue a statement briefly explaining the basis for its determination that a director is independent and include such statement in our proxy statement for the annual meeting of stockholders.

Board of Directors

        We have seven members on our board of directors. The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director is elected to serve until the third succeeding annual meeting of stockholders and until his or her successor has been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors.

        In accordance with the terms of the August 6, 2010 subscription agreement between Sphinx Investments Corp. and us, we have agreed to nominate Mr. George Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of our common stock. We have been informed that our largest stockholder, a family trust established by Dr. John Coustas, and Dr. John Coustas have agreed to vote all of the shares of common stock they own, or over which they have voting control, in favor of Mr. Economou or any such nominee standing for election.

        During the year ended December 31, 2012, the board of directors held five meetings. In addition to meetings, the Board and its committees reviewed and acted upon matters by unanimous written consent from time to time. Each director attended all of the meetings of the board of directors and of the committees of which the director was a member, other than Mr. Itkin who attended four of the five meetings of the Board and the Audit Committee, and Mr. Economou who attended one of the five meetings of the Board.

        To promote open discussion among the independent directors, those directors met four times during 2012 in regularly scheduled executive sessions without participation of our company's management and will continue to do so in 2013. Mr. Andrew B. Fogarty has served as the presiding director for purposes of these meetings. Stockholders who wish to send communications on any topic to the board of directors or to the independent directors as a group, or to the presiding director, Mr. Andrew B. Fogarty, may do so by writing to our Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

        The Board has not adopted any specific policy with respect to the attendance of directors at annual meetings of stockholders. We held our 2012 annual meeting of stockholders in July 2012.

Committees of the Board

        The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has a charter that may be viewed at http://www.danaos.com at "Corporate Profile—Corporate Governance." We will also provide a paper copy of any of these documents upon the written request of a stockholder. Stockholders may direct their requests to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

  Audit Committee

        Our Audit Committee consists of Myles R. Itkin (chairman), Andrew B. Fogarty and Miklós Konkoly-Thege. All of the Audit Committee members are "independent," as such term is defined under the applicable rules of the Securities and Exchange Commission and the New York Stock Exchange's current listing standards. Our board of directors has determined that Mr. Itkin qualifies as an audit committee "financial expert," as such term is defined in the SEC's regulations. The audit committee is responsible for (1) the retention, termination and compensation of the independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit,

(3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management's response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance. During 2012, there were five meetings of the audit committee.

  Compensation Committee

        Our Compensation Committee consists of Andrew B. Fogarty (chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. All of the Compensation Committee members, except for Mr. Prokopakis, are "independent," as such term is defined under the New York Stock Exchange's current listing standards. As such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power is held by another company, individual or group. The Compensation Committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our Chief Executive Officer and other executive officers, (3) developing and recommending to the Board of Directors compensation for Board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the Chief Executive Officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the Compensation Committee by the Board of Directors from time to time. During 2012, there was one meeting of the Compensation Committee.

        The Compensation Committee determines the compensation of our executive officers based on the Compensation Committee's evaluation of our Company's performance and the performance of the executive officer, information regarding competitive compensation and such other factors and circumstances as the Compensation Committee may deem relevant. The Compensation Committee also recommends to the Board the compensation of members of the Board, including Board and committee retainer fees, equity based compensation and other similar items as appropriate. Compensation Committee actions that have a material effect on the amount or timing of compensation or benefits to non-executive directors are in all cases subject to the approval or ratification of the Board, unless specific authority for the Compensation Committee to take such action has been delegated by the Board. Other than in the capacity as a member of the Compensation Committee, in the case of Iraklis Prokopakis, our Senior Vice President, Treasurer and Chief Operating Officer, our executive officers do not have any role in determining or recommending the amount or form of executive officer or director compensation.

        The Compensation Committee is authorized to retain any compensation consultants that it deems necessary in the performance of its duties and to approve the compensation consultant's retention terms and fees. The Compensation Committee did not retain any compensation consultants in 2012.

  Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee consists of Myles R. Itkin and Robert A. Mundell (chairman). All of the Nominating and Corporate Governance Committee members are and, were "independent," as such term is defined under the New York Stock Exchange's current listing standards. The Nominating and Corporate Governance Committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the Board of Directors individuals qualified to become executive officers, (3) overseeing evaluations of the Board of Directors, its members and committees of the Board of Directors and (4) handling such other matters that are specifically delegated to the Nominating and Corporate Governance Committee by the Board of Directors from time to time. The Nominating and Corporate Governance Committee did not meet during 2012.

        Stockholder Nominations.    Any stockholder or the Board may propose any person for election as a director. A stockholder who wishes to propose an individual for election as a director must provide written notice to our Secretary of the intention to propose the nominee and such nominee's willingness to serve as a director. Notice must be given not less than 90 days before the anniversary of the last annual meeting of stockholders prior to the notice or not less than 10 days prior to the meeting at which directors are to be elected, whichever deadline occurs earlier. In addition, each notice must set forth as to each individual whom a stockholder proposes to nominate for election as a director, (i) the name, age, business address and residence address of such individual, (ii) the principal occupation or employment of such individual, (iii) the number of shares of common stock of the Company which are beneficially owned by such individual, and (iv) any other information relating to such individual that is required to be disclosed under the rules of the SEC applicable to solicitations of proxies with respect to nominees for election as directors. The stockholder proposing the nominee must provide (a) his or her name and address, as they appear on the register of stockholders of the Company, (b) the number of shares of our common stock which are beneficially owned by such stockholder, and (c) the period of time such shares of common stock have been owned. Individuals proposed by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

        The Nominating and Corporate Governance Committee evaluates candidates for election as directors by considering, among other things, (i) the candidate's experience, education, expertise and skills, and how those attributes relate to our business; (ii) how those attributes of a given candidate would complement the other Board members; (iii) the candidate's independence from conflict of interest with us; (iv) the candidate's ability to devote appropriate time and effort in preparation for board meetings; (v) the candidate's character, judgment and reputation, and current or past service in positions or affiliations, and (vi) in determining whether to recommend the nomination of an incumbent director for election, considerations as to whether the incumbent director has performed effectively in his or her most recent years of service and whether the director continues to substantially meet the criteria for selection as director.

        The Nominating and Corporate Governance Committee evaluates qualified director candidates at regular or special Nominating and Corporate Governance Committee meetings against the current director qualification standards and reviews qualified director candidates with the Board and recommends one or more of such individuals for appointment to the Board.

Indemnification

        Under the Business Corporations Act of the Republic of The Marshall Islands and our Amended and Restated Bylaws, every director or officer will be indemnified out of our funds against all civil liabilities, losses, damages, charges or expenses (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director or officer while exercising his or her powers and discharging his or her duties. The indemnity contained in our Amended and Restated Bylaws does not extend to any matter that would render it void pursuant to the Business Corporations Act of the Republic of The Marshall Islands.

Stockholder Communications with Directors

        Our Amended and Restated Bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary.

        Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year's annual meeting of stockholders. Our Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before, or to make nominations for directors at, an annual meeting of stockholders. Individuals proposed as candidates for election as director by stockholders in accordance with these procedures will receive the same consideration that individuals identified to the Nominating and Corporate Governance Committee through other means have.

        Stockholders who wish to send communications on any topic to the Board, the independent members of the Board as a group or to the presiding director of the executive sessions of the independent members of the Board, Mr. Andrew B. Fogarty, may do so by writing to our Chief Financial Officer and Secretary, Mr. Evangelos D. Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

Compensation Discussion and Analysis

        The Compensation Committee of the Board of Directors has the responsibility to review, discuss and recommend for approval management compensation arrangements. The members of the Compensation Committee are Andrew B. Fogarty (Chairman), Miklós Konkoly-Thege and Iraklis Prokopakis. Messrs. Fogarty and Konkoly-Thege are "independent," as such term is defined under the New York Stock Exchange's current listing standards, whereas Mr. Prokopakis is not. As such, we rely on the "controlled company" exemption to the New York Stock Exchange requirement that compensation committees be composed entirely of independent directors. We are a "controlled company" within the meaning of the New York Stock Exchange's corporate governance standards because more than 50% of our voting power is held by another company, individual or group.

        The policy of the Compensation Committee is to structure officers' compensation arrangements so as to enable us to attract, motivate and retain high performance executives who are critical to our long-term success. The policy is designed to link compensation to how successfully our business plans are executed and how successfully we meet a number of corporate, financial and operational goals. This design is intended to provide key management personnel with increased compensation when we do well and to provide less compensation when we do not.

Compensation

        We pay our non-executive directors annual fees in the amount of $62,500, plus reimbursement for their out-of-pocket expenses, which amounts are payable at the election of each non-executive director in cash or stock as described below. Executive officers serving as directors receive no compensation for their services as a director.

        During the year ended December 31, 2012, we paid our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer, with whom we had a services agreement, an aggregate amount of $1.8 million in cash, or approximately €1.4 million. Beginning on January 1, 2013, we ceased to directly employ and compensate our executive officers and our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of €1.4 million per year, approximating the aggregate compensation we paid to these executive officers during the year ended December 31, 2012, plus any incentive compensation our board of directors determines, in its sole discretion, is payable for such services. Our executive officers remain eligible, in the discretion of our board of directors and compensation committee, for restricted stock, stock options or other awards under our equity compensation plan. We will reimburse our manager for any severance payable to our executive officers. Such severance payments for termination without "cause" or for "good reason" generally equal (i) two times the executive officer's annual salary plus bonus (based on an average of the prior three years), including the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), as well as continued benefits, if any, for 24 months or (ii) if such termination without cause or for good reason occurs within two years of a "change of control" of our company the greater of (a) the amount calculated as described in clause (i) but changing the multiple from two to three and (b) a specified dollar amount for each executive officer (approximately €4.2 million in the aggregate for all executive officers), as well as continued benefits, if any, for 36 months.

        Our equity compensation plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including restricted stock, stock options and other awards) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries. The aggregate number of shares of our common stock for which awards may be granted under our equity compensation plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. On December 12, 2011, we made restricted common stock awards of an aggregate of 555,000 shares of common stock to our executive officers as follows: 195,000 shares to Dr. Coustas, 155,000 shares to Mr. Prokopakis, 125,000 shares to Mr. Chatzis and 80,000 shares to Mr. Vastarouchas. These shares may not be transferred, assigned, pledged, hypothecated or otherwise disposed of (other than for estate planning purposes in accordance with the equity compensation plan) until the earlier to occur of (i) the third anniversary of the date of grant and (ii) the average per share closing price of our common stock on the New York Stock Exchange (or any other securities exchange on which the common stock may be listed) for any period of fifteen consecutive trading days equals or exceeds $7.00 per share.

        As of April 18, 2008, we established the Directors Share Payment Plan, which we refer to as the Directors Plan, under our Equity Incentive Plan, which we refer to as the Plan. The purpose of our Directors Plan is to provide a means of payment, under the Plan, of all or a portion of compensation payable to directors of the company in the form of our common stock. Each member of our Board of Directors may participate in the Directors Plan. Pursuant to the terms of the Directors Plan, Directors may elect to receive all or a portion of their compensation in common stock which is credited to their respective share payment accounts on the last business day of each quarter. Following December 31st of each year, we will deliver to each director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. The Directors Plan is administered and otherwise subject to the terms and conditions, including limitations on the number of shares issued, under the Plan. During 2012, one director elected to receive 50% of his director fees in common stock and one director elected to receive 100% of his director fee in common stock only for the first quarter of 2012. As of December 31, 2012, $0.05 million was reported in "Additional Paid-in Capital" in respect of these rights. We issued 13,613 new shares of common stock in 2013, which were distributed to our directors in settlement of the shares they elected to receive in 2012.

Compensation Committee Report

        The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" set forth above with management and based on such review and discussion the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this proxy statement.

Compensation Committee

Andrew B. Fogarty (Chairman)
Miklós Konkoly-Thege
Iraklis Prokopakis

Compensation Committee Interlocks and Insider Participation

        All of the members of the Compensation Committee, except for Mr. Prokopakis, who serves as our Senior Vice President, Treasurer and Chief Operating Officer, are non-employee directors and are not former officers of the Company. During 2012, none of our executive officers served as a member of the board of directors or on the compensation committee of a corporation where any of its executive officers served on our Compensation Committee or on our Board.

Related Party Transactions

  Common Stock Sale

        On August 6, 2010, we entered into agreements with several investors to sell to them 54,054,055 shares of our common stock for an aggregate purchase price of $200 million in cash. The shares were issued and sold at $3.70 per share to all investors on August 12, 2010. This equity investment satisfied a condition to the Bank Agreement and approximately $425 million of new debt financing. The purchasers of the common stock included the Company's largest stockholder, Danaos Investments Limited as Trustee of the 883 Trust (23,945,945 shares of common stock), a family trust established by the Company's Chief Executive Officer Dr. John Coustas, and members of his family which together invested over $100.0 million. Additional investors included our Chief Operating Officer (108,109 shares of common stock) and our then-Chief Financial Officer (270,271 shares of common stock), as well as Sphinx Investments Corp. (11,471,621 shares of common stock), a private company affiliated with George Economou, and other investors.

        Following completion of the equity transaction on August 12, 2010, Mr. Economou was appointed to the Board of Directors of the Company as an independent director in accordance with the terms of the subscription agreement between Sphinx Investments Corp. and the Company. We have agreed to nominate Mr. Economou or such other person, in each case who shall be acceptable to us, designated by Sphinx Investments Corp., for election by our stockholders to the Board of Directors at each annual meeting of stockholders at which the term of Mr. Economou or such other director so designated expires, so long as such investor beneficially owns a specified minimum amount of common stock. We have been informed that our largest stockholder, the aforementioned family trust, and Dr. John Coustas have agreed to vote all of the shares of Common Stock owned by them, or over which they have voting control, in favor of any such nominee standing for election.

        We granted the investors in the equity transaction certain registration rights in respect of the common stock issued in the equity transaction. We have also granted the investors in the equity transaction certain rights, in connection with any subsequent underwritten public offering that is effected at any time prior to the fifth anniversary of the registration rights agreements, to purchase from us, at the same price per share paid by investors who purchase common stock in any such offering, up to a specified portion of such common stock being issued. These rights are subject to, among other things, caps on the beneficial ownership of our common stock agreed to by certain investors in connection with the equity transaction.

  Management Affiliations

        Danaos Shipping Co. Ltd., our Manager, is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. Dr. Coustas has certain powers to remove and replace Danaos Investments Limited as Trustee of the 883 Trust. The Coustas Family Trust is also our largest stockholder, owning approximately 61.9% of our outstanding common stock as of February 28, 2013. Our Manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006 and amended on February 12, 2009, February 8, 2010 and December 16, 2011 and December 31, 2012. From January 1, 2013, our Manager also provides us with the services of our executive officers.

        Management fees in respect of continuing operations under our management agreement amounted to approximately $15.5 million in 2012, $13.5 million in 2011, $11.4 million in 2010. The related expenses are shown under "General and administrative expenses" on our statement of income. We pay monthly advances in regard to the next month vessels' operating expenses. These prepaid monthly expenses are presented in our consolidated balance sheet under "Due from related parties" and totaled $12.7 million and $9.1 million as of December 31, 2012 and 2011, respectively.

  Management Agreement

        Under our management agreement, our Manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

  •
  technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

  •
  administrative services, which include, in each case, at the direction of our executive officers, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services

    (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our Manager provides these administrative services at its own cost and in return therefore receives the commercial, chartering and administrative services fees); and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our Manager provides these commercial services at its own cost and in return therefore receives the commercial, chartering and administrative services fees).

  Reporting Structure

        Our Manager reports to us and our Board of Directors through our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, each of which is appointed by our board of directors. Under our management agreement, our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer may direct the Manager to remove and replace any officer or any person who serves as the head of a business unit of our Manager. Furthermore, our Manager will not remove any person serving as an officer or senior manager without the prior written consent of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

  Compensation of Our Manager

        The fees payable to our manager for each renewal period under our management agreement are adjusted by agreement between us and our manager. Should we be unable to agree with our Manager as to the new fees, the rate for the next year will be set at an amount that will maintain our Manager's average profit margin for the immediately preceding three years. For 2013 we will pay our manager the following fees and commissions: (i) a fee of $675 per day for providing its commercial, chartering and administrative services, (ii) a technical management fee of $340 per vessel per day for vessels on bareboat charter, pro rated for the number of calendar days we own each vessel, (iii) a technical management fee of $675 per vessel per day for vessels other than those on bareboat charter, pro rated for the number of calendar days we own each vessel, (iv) a commission of 1.00% on all freight, charter hire, ballast bonus and demurrage for each vessel for chartering services rendered to us by our manager's Hamburg-based office, (v) a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts, and (vi) a flat fee of $725,000 per newbuilding vessel, which we capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

        In addition, on January 1, 2013, our manager began to provide us with the services of our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Deputy Chief Operating Officer for a fee of €1.4 million per year, approximating the $1.8 million (€1.4 million) of aggregate compensation we paid to these executive officers during the year ended December 31, 2012. As described above under "Item 6. Directors, Senior Management and Employees—Compensation of Directors and Senior Management," we will also reimburse our Manager for any severance payable to such executive officers. Previously, we had directly compensated and employed , other than our Deputy Chief Operating Officer with whom we had a services agreement, our executive officers.

        We also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable our Manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our Manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our Manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

  Term and Termination Rights

        The initial term of the management agreement expired on December 31, 2008. The management agreement now automatically renews for one-year periods and will be extended, unless we give 12-months' written notice of non-renewal and subject to certain termination rights, in additional one-year increments until December 31, 2020, at which point the agreement will expire. For a description of our and our manager's respective termination rights under our management agreement, please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Term and Termination Rights" in our 2012 Annual Report and our Annual Report on Form 20-F filed with the SEC on March 1, 2013.

  Non-Competition; Sale of our Manager

        Please see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Non-competition and —Sale of our Manager" in our 2012 Annual Report and our Annual Report on Form 20-F filed with the SEC on March 1, 2013 for a description of (1) certain restrictions on ownership, operation or management of containerships (larger than 2,500 TEUs) and drybulk carriers, other than in connection with our operations, agreed to by our Manager and Dr. Coustas and (2) restrictions on the sale of our Manager or its assets, as well as minimum required ownership of our Manager by the Coustas family.

  The Swedish Club

        Dr. John Coustas, our Chief Executive Officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the years ended December 31, 2012, 2011 and 2010, we paid premiums of $10.4 million, $8.7 million and $7.3 million, respectively, to The Swedish Club under these insurance policies.

  Danaos Management Consultants

        Our Chief Executive Officer, Dr. John Coustas, co-founded and has a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our Manager on a complementary basis. Dr. Coustas does not participate in the day-to-day management of Danaos Management Consultants.

  Offices

        We occupy office space that is owned by our Manager and which is provided to us as part of the services we receive under our management agreement.

 PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

Appointment of Auditors

        The Audit Committee of the Board, subject to the approval of our stockholders, has appointed the firm of PricewaterhouseCoopers S.A., independent registered public accounting firm, as our auditors for the year ending December 31, 2013. The Board recommends approval by our stockholders of the appointment of PricewaterhouseCoopers S.A. as our auditors for the fiscal year ending December 31, 2013. Representatives of PricewaterhouseCoopers S.A. are expected to be present at the 2013 Annual Meeting. They will have the opportunity to make a statement if they so desire, and are expected to be available to respond to appropriate questions from stockholders. PricewaterhouseCoopers S.A. has been our independent auditors since 1999 and, by virtue of their familiarity with our affairs and their qualifications, are considered qualified to perform this important function.

Principal Accountant Fees and Services

        PricewaterhouseCoopers S.A., an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2012, 2011 and 2010.

        The chart below sets forth the total amount billed and accrued for the PricewaterhouseCoopers S.A. services performed in 2012 and 2011 and breaks down these amounts by the category of service.

	2012	2011
	(in thousands of dollars)
Audit fees	$438.4	$459.4

Audit Fees

        Audit fees paid were compensation for professional services rendered for the audits of our consolidated financial statements, as well as fees in connection with our response to SEC comment letters received and fees in connection with Registration statements on Form F-3, which we filed with the SEC.

Audit-related Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in these categories in 2012 or 2011.

Tax Fees

        PricewaterhouseCoopers S.A. did not provide any services that would be classified in this category in 2012 or 2011.

Other Fees

        PricewaterhouseCoopers S.A. did not provide any other services that would be classified in this category in 2012 or 2011.

Pre-approval Policies and Procedures

        The audit committee charter sets forth our policy regarding retention of the independent auditors, requiring the audit committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The chairman of the audit committee or in the absence of the chairman, any member of the audit committee designated by the chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The audit committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full audit committee at its next regularly scheduled meeting.

        The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers S.A.

        The Audit Committee and the Board recommends that stockholders vote "FOR" the appointment of PricewaterhouseCoopers S.A. as our independent auditors for the fiscal year ending December 31, 2013.

 OTHER MATTERS

Principal Executive Offices

        The address of our principal executive offices is c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our corporate website address is http://www.danaos.com.

Audit Committee Report

        The Audit Committee reviews our financial reporting process on behalf of the Board. The Audit Committee has the sole authority to retain, and set compensation and retention terms for, terminate, oversee and evaluate the work of our independent auditors. The independent auditors report directly to the Audit Committee. The Board has determined that each member of the Audit Committee is independent within the meaning of the Sarbanes-Oxley Act of 2002, Rule 10A-3 under the U.S. Securities Exchange Act of 1934 and the New York Stock Exchange's current listing standards.

        Our management is responsible for our financial reporting process, including our system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers S.A. is responsible for expressing an opinion based upon their audits of the consolidated financial statements. The Audit Committee is responsible for overseeing these processes. The Audit Committee reviews our annual audited financial statements, quarterly financial statements and filings with the SEC. The Audit Committee also reviews reports on various matters, including: (1) our critical accounting policies; (2) material written communications between the independent auditors and management; (3) the independent auditors' internal quality-control procedures; (4) significant changes in our selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on our financial statements. It is not the duty or the responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

        The Audit Committee has adopted policies and procedures for pre-approval of all audit and permissible non-audit engagements of the independent auditors and the related fees. Under the policy, prior to the engagement of the independent auditors for the next year's audit, our management submits an aggregate of services expected to be rendered during that year for each audit and permissible non-audit engagement to the Audit Committee for approval. The fees are budgeted and the Audit Committee receives periodic reports from our management and the independent auditors on actual fees versus the budget by type of service. During the year, circumstances may arise when it may become necessary to engage the independent auditors for additional services not contemplated in the pre-approved budget. In those instances, specific pre-approval of the Audit Committee is required to engage the independent auditors.

        The Audit Committee has met and held discussions with our management and representatives of PricewaterhouseCoopers S.A. Our management represented to the Audit Committee that our consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with our management and PricewaterhouseCoopers S.A.

        The Audit Committee discussed with PricewaterhouseCoopers S.A. the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as modified or supplemented. PricewaterhouseCoopers S.A. also provided to the Audit Committee the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding the communications of PricewaterhouseCoopers S.A. with the Audit Committee and the Audit Committee discussed with PricewaterhouseCoopers S.A. the firm's independence. The Audit Committee reviewed the audit and non-audit fees paid to PricewaterhouseCoopers S.A., and also considered whether non-audit services performed by PricewaterhouseCoopers S.A. were compatible with maintaining the auditors' independence.

        In performing all of these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to accounting principles generally accepted in the United States.

        Based upon the Audit Committee's discussions with our management and PricewaterhouseCoopers S.A. and the Audit Committee's review of the representations of our management and the report of the independent auditors to the Audit Committee, the Audit Committee recommended that the Board include the audited consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 1, 2013. The Audit Committee also approved, subject to stockholder ratification, the selection of PricewaterhouseCoopers S.A. as our independent auditors.

                      Audit Committee
                      Myles R. Itkin                       (Chairman)
                      Andrew B. Fogarty
                      Miklós Konkoly-Thege

United States Securities and Exchange Commission Reports

        Copies of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the SEC, and our Annual Report to Stockholders, are available to stockholders free of charge on our website at http://www.danaos.com under the "Investor Relations" section or www.danaos.agmdocuments.com or by requesting by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

General

        The enclosed proxy for the 2013 Annual Meeting is solicited on behalf of the Board. Unless otherwise directed, proxies held by John Coustas, our Chairman, President and Chief Executive Officer, or Evangelos Chatzis, our Chief Financial Officer and Secretary, will be voted at the 2013 Annual Meeting or any adjournments or postponements thereof for the election of all nominees to the Board named on the proxy card and for the appointment of the independent auditors. If any matter other than those described in this Proxy Statement properly comes before the 2013 Annual Meeting, or with respect to any adjournments or postponements thereof, the proxies will vote the shares of common stock represented by such proxies in accordance with their best judgment.

        Please vote all of your shares. Beneficial stockholders sharing an address who receive multiple copies of the proxy materials should contact their broker, bank or other nominee to request that in the future only a single copy of each document be mailed to all stockholders at the shared address. In addition, if you are the beneficial owner, but not the record holder, of shares of common stock, your broker, bank or other nominee may deliver only one copy of the proxy materials to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. We will deliver promptly, upon written or oral request, a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who wish to receive a separate copy of the Proxy Statement, Annual Report to Stockholders or Annual Report on Form 20-F, now or in the future, should submit their request to us by telephone at +30 210 419 6480 or by writing to the attention of our Chief Financial Officer and Secretary, Mr. Evangelos Chatzis, at Danaos Corporation, c/o Danaos Shipping Co. Ltd., 14 Akti Kondyli, 185 45 Piraeus, Greece.

QuickLinks

  Exhibit 99.1
VOTING METHODS
VOTING OF PROXY, REVOCATION
EXPENSES OF SOLICITATION
VOTING SECURITIES
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL ONE—ELECTION OF DIRECTORS
NOMINEE FOR ELECTION
DIRECTORS CONTINUING IN OFFICE
EXECUTIVE OFFICERS OF THE COMPANY
CORPORATE GOVERNANCE
PROPOSAL TWO—RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
OTHER MATTERS